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                                                   Commission File No.: 1-5893
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K    |_| Form 11-K     |_| Form 20-F
              |_| Form 10-Q    |_| Form N-SAR

For  Period  Ended:  June 30, 1996
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

     MOVIE STAR, INC.
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Full Name of Registrant


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Former Name if Applicable

     136 Madison Avenue
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Address of Principal Executive Office (Street and Number)

     New York, New York  10016
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City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report or transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     SEE ATTACHMENT

                           PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification
            Saul Pomerantz         212               684-3400
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              (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s)   |X| Yes   |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                        |X| Yes   |_| No

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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. SEE ATTACHMENT


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                                MOVIE STAR, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   September 30, 1996          By  /s/ Saul Pomerantz
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                                      Print Name: Saul Pomerantz
                                      Title:      Senior Vice President and
                                                  Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification s must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                            ATTACHMENT TO FORM 12b-25



12B-25 Part III Narrative


The Company is in the final stage of completing its exchange offer to certain holders of the Company's unsecured 12 7/8% Subordinated Debentures and expects to complete the exchange within the extension period, which will enable the Company to include appropriate disclosures and financial statement presentation in its Form 10-K.



12B-25 Part IV Other Information

The Registrant can reasonably quantify the extent of the anticipated changes in results of operations from the corresponding period for the prior fiscal year. It is anticipated that the Registrant will record (i) a pre-tax loss from operations of $5,368,000 for the year ended June 30, 1996 compared to a pre-tax loss of $5,275,000 for the same period in 1995; and (ii) a decrease in net sales for the year ended June 30, 1996 of approximately 17% from the comparable period in 1995.